ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 18, 2017	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Mark Cowan, Esq.

Re:	AllianzGI Convertible & Income 2024 Target Term Fund

File Nos. 333-216945 and 811-23241

Dear Mr. Cowan:

On behalf of AllianzGI Convertible & Income 2024 Target Term Fund (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) via telephone on May 16, 2017, on Pre-Effective Amendment No. 1, dated May 8, 2017, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on the Fund’s initial registration statement filing on April 21, 2017, to which we provided responses in correspondence submitted to the SEC on May 8, 2017 (the “May 8 Response Letter”).

The following sets forth the Staff’s comments and the Fund’s responses thereto. The responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, to be filed on or about the date hereof, 2017 or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

Comments Based on the May 8 Response Letter

1.	Comment: Please consider expanding the disclosure under “Leverage” on the cover of the Fund’s prospectus to more completely address the Fund’s potential issuance of preferred shares, which would constitute a form of leverage. (This comment is a follow-up to the Fund’s response to comment 7 in the May 8 Response Letter.)

Response: The Fund has revised the referenced disclosure as marked below (new disclosure is underlined):

Leverage. The Fund currently anticipates that it will initially engage in bank borrowings through the use of a short-term credit facility for leverage, as soon as practicable after the closing of this offering, with an aggregate principal amount equal to approximately 28% of the Fund’s managed assets (including the assets obtained through such borrowings) immediately after issuance of such borrowings. The Fund currently expects to replace all or a portion of such short-term borrowings with longer-term, fixed-rate financing within the Fund’s first year of operations. The Fund’s longer-term leverage financing is expected to consist of fixed rate debt instruments and/or preferred shares, which will be senior securities (as will the short-term credit facility). The ultimate composition of the Fund’s longer-term leverage facilities is expected to depend on market conditions and other factors. The Fund’s longer-term leverage facilities, if they are established, may consist entirely of fixed-rate debt instruments, entirely of preferred shares or any combination of the two. Preferred shares, like debt instruments, constitute a form of leverage and are subject to the risks associated with leverage.

2.	Comment: Please revise the concentration restriction disclosed under “Investment Objectives and Policies—Fundamental Investment Restrictions” in the prospectus and “Investment Restrictions” in the Fund’s Statement of Additional Information (“SAI”) to address the Fund’s policies with respect to concentration of investments in a group of industries. (This comment is a follow-up to the Fund’s response to comment 21 in the May 8 Response Letter.)

Response: As separately discussed with the Staff, the Fund has not revised the Registration Statement in response to this comment.

3.	Comment: The Staff notes that it previously commented on the policy regarding segregation in connection with credit default swaps (“CDS”) that is stated on page 38 of the SAI. The Staff has taken the position that investment companies should segregate assets as summarized below in connection with CDS positions. Please update all relevant disclosure to reflect these rules, including, but not limited to, “Use of Leverage” and “Risk Factors—Segregation and Coverage Risk” in the prospectus. (This comment is a follow-up to the Fund’s response to comment 22(b)(iii) in the May 8 Response Letter.)

Where the fund is the protection seller, and the CDS is a physically-settled CDS, the fund should segregate liquid assets equal to the full amount of the fund’s payment obligation upon an event of default, without any offset or reduction for amounts that would be paid to the fund (and without reduction for the residual value of the bonds). This is true whether the CDS is single-name, basket, index, or exchange-traded. Where the fund is the protection seller, and the CDS is cash-settled, for cover purposes the fund must treat the CDS as if it were physically-settled –segregating liquid assets equal to the amount that the fund would be obligated to pay if the CDS were physically-settled, without any offset or reduction.

Response: The Fund will not invest in CDS. It has removed all references to CDS from the Registration Statement.

4.	Comment: Under “Risk Factors—Loans, Participations and Assignments Risk,” please remove or clarify the following sentence, which the Staff believes is unclear: “In the absence of definitive regulatory guidance, the Fund will rely on AllianzGI U.S.’s research in an attempt to avoid situations where fraud or misrepresentation could adversely affect the Fund.” (This comment is a follow-up to the Fund’s response to comment 24 in the May 8 Response Letter.)

Response: The referenced sentence has been deleted.

5.	Comment: The Staff reiterates that the Fund must consider the holdings of underlying investment companies in applying its own concentration policy. Please supplement or clarify the Fund’s disclosures related to this policy. (This comment is a follow-up to the Fund’s response to comment 25 in the May 8 Response Letter.)

Response: The relevant disclosure, which is included in the “Investment Restrictions” section of the SAI, has been revised as marked below (new disclosure is underlined and deletions are in ~~strikethrough~~):

~~To the extent an underlying investment company in which the Fund invests has adopted a policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.~~ For purposes of compliance with its concentration policy, the Fund will consider portfolio investments held by underlying investment companies in which the Fund invests, to the extent that the Fund has sufficient information about such portfolio investments.

6.	Comment: The “Risk Factors—Additional Information” section of the prospectus includes the following sentence: “Neither this prospectus, nor the related Statement of Additional Information, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.” Please revise the sentence as shown below:

This prospectus provides information concerning the Fund that you should consider in determining whether to purchase shares of the Fund. Neither this prospectus, nor the related Statement of Additional Information, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person ~~other than any rights under federal or state law that may not be waived~~. The foregoing is not intended to constitute a waiver of any rights a shareholder would otherwise have under federal or state law.

(This comment is a follow-up to the Fund’s response to comment 27 in the May 8 Response Letter.)

Response: The requested change has been made.

Prospectus Comments

7.	Comment: The Staff notes that the Fund discloses on the cover of the prospectus and elsewhere in the Registration Statement that “it is expected that a substantial portion of the Fund’s income-producing debt instruments will consist of high yield securities….” (Emphasis added.) Please re-consider the use of the word “substantial” in this sentence in light of the ability to the Fund, pursuant to its stated policies, to invest as little as 30% of its managed assets in high yield securities. This disclosure also appears under “Investment Objectives and Policies—Investment Policies” and elsewhere in the Registration Statement.

Response: The Fund has deleted the word “substantial” from the referenced disclosure and from analogous disclosure throughout the Registration Statement.

8.	Comment: As disclosed under “Prospectus Summary—Investment Policies,” the Fund has policy of not, under normal circumstances, investing “more than 15% of its managed assets in nonconvertible debt instruments that are not rated, but may invest without limit in unrated convertible debt securities.” (Emphasis added.) The Fund also states that under normal circumstance, its investments in convertible securities will vary within the range of 30-70% of managed assets.” Please reconcile this apparent inconsistency.

Response: The Fund’s policy on investments in unrated securities has been revised as marked below (deletion is in ~~strikethrough~~):

The Fund will not invest more than 15% of its managed assets in non-convertible debt instruments that are not rated~~, but may invest without limit in unrated convertible debt securities~~.

9.	Comment: One of the policies disclosed under “Prospectus Summary—Investment Policies” is tied to “expected maturity.”

(i)	Please explain the difference between expected maturity and actual maturity. How do you determine expected maturity for a Senior Secured Loan; what model do you use?

(ii)	The Staff notes that Senior Secured Loans are carved out of the Fund’s restriction on investing in securities with expected maturities extending beyond March 1, 2025. Please clarify that this means Senior Secured Loans are not expected to mature at the Termination Date and that as result, such investments will need to be sold in the secondary market at the time the Fund liquidates. Please also disclose the differences between receiving proceeds at maturity versus selling in the secondary market with respect to these Senior Secured Loans. Please disclose the associated risks.

(iii)	If the Fund has the ability to invest in Senior Secured Loans of any expected maturity, please explain how this is consistent with the statement under “Investment Strategy” on the cover of the prospectus that “[t]he average maturity of the Fund’s holdings is generally expected to shorten as the Fund approaches its Termination Date, which may reduce interest rate risk over time but which may also reduce returns and net income amounts available for distribution to shareholders.”

Response

(i)	The Fund has added the below clarifying disclosure to the definition of “expected maturity” in the prospectus (new disclosure is underlined):

“Expected maturity” means the time of expected return of the majority of the security’s principal and/or the time when a reasonable investor would expect to have the majority of the principal returned. The expected maturity of some securities may be the same as the stated maturity. Certain securities may have mandatory call features, prepayment features, or features obligating the issuer or another party to repurchase or redeem the security at dates that are earlier than the securities’ respective stated maturity dates. For these securities, expected maturity is likely to be earlier than the stated maturity.

The Fund supplementally notes that it will assess the expected maturity of Senior Secured Loans on a case-by-case basis, depending on the features of each loan.

(ii)	The Fund has added the below as the final paragraph under “Risk Factors—Seven-Year Term Risk”:

Although the Fund generally may not invest in securities with an expected maturity date extending beyond March 1, 2025, Senior Secured Loans are not subject to this restriction. As a result, any Senior Secured Loans in the Fund’s portfolio at the Termination Date may be farther from maturity than other fixed-income instruments that are then included in the Fund’s portfolio. The values of Senior Secured Loans held by the Fund at the Termination Date may be potentially more volatile and unpredictable than those of other securities, and may be more difficult for the Fund to sell in the secondary market on favorable terms.

By way of clarification, the Fund notes that whereas its expected Termination Date is September 1, 2024, its investment policies restrict investments in securities (other than Senior Secured Loans) with expected maturities beyond March 1, 2025. The Fund does not necessarily expect to receive principal repayments in satisfaction of all or most of the securities in its portfolio at the Termination Date.

(iii)	Although the Fund retains the flexibility to invest in Senior Secured Loans of any maturity, it generally expects that the average maturity of its holdings (in Senior Secured Loans and other instruments) will shorten as the Termination Date approaches. The Fund also notes that Senior Secured Loans are only expected to comprise a portion of the Fund’s portfolio.

10.	Comment: Please explain the removal of the below disclosure from the “Prospectus Summary—Seven-Year Term” section of the prospectus:

The objective to return the Fund’s Original NAV is not an express or implied guarantee obligation of the Fund, the Investment Manager or any other entity and an investor may receive less than the Original NAV upon termination of the Fund. There can be no assurance that the Fund will be able to return Original NAV to Common Shareholders, and such return is not backed or otherwise guaranteed by the Fund, the Investment Manager or any other entity.

Response: The deleted disclosure was duplicative of disclosure appearing elsewhere in the prospectus.

11.	Comment: The “Prospectus Summary—Portfolio Contents—Loans” section of the prospectus indicates that the Fund may take positions in “unfunded contracts.” Please explain (i) what unfunded contracts are, (ii) the risks involved with unfunded contracts and (iii) how the Fund will handle outstanding unfunded contract positions at the time of liquidation, including any special associated risks.

Response: The Fund’s investments in unfunded contracts will not constitute a principal investment strategy, and the Fund has removed references to unfunded contracts from the prospectus. The Fund has revised the “Investment Objective and Policies—Delayed Funding Loans and Revolving Credit Facilities” section of its SAI as shown below (new disclosure is underlined):

Delayed Funding Loans and Revolving Credit Facilities (Unfunded Contracts)

The Fund may enter into, or acquire participations in, delayed funding loans and revolving credit facilities. Delayed funding loans and revolving credit facilities, which may also be referred to as “unfunded contracts,” are borrowing arrangements in which the lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. These commitments may have the effect of requiring the Fund to increase its investment in a company at a time when it might not otherwise be desirable to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid).

....

Delayed funding loans and revolving credit facilities may expose the Fund to certain risks not associated with other types of debt investments. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value…..Delayed funding loans and revolving credit facilities are subject to the risks associated with debt investments generally, including credit, interest rate and liquidity risks, among other risks. As with its other assets, the Fund will seek to exit any outstanding positions in delayed funding loans or revolving credit facilities at or in advance of its Termination Date. However, exiting such positions may involve special costs or logistical difficulties or otherwise may take place on unfavorable terms.

12.	Comment: Disclosure throughout the prospectus indicates that the Fund currently expects to employ leverage in an amount equal to approximately 28% of the Fund’s managed assets. Please supplementally confirm whether this 28% figure includes any preferred shares to be issued.

Response: The Fund confirms any potential preferred shares issued would count towards this 28% figure.

13.	Comment: Under “Risk Factors—Seven-Year Term Risk,” please revise the phrase “the Fund will invest in below investment grade securities” to indicate that the Fund may invest in securities that are distressed at the time of investment.

Response: The Fund has added the phrase “potentially including distressed securities” immediately following the referenced language.

14.	Comment: Under “Risk Factors—Secured Loans Risk,” please indicate that loans may not be securities and that they may not have the protections afforded by federal securities laws.

Response: The Fund has added the below sentence to the referenced disclosure:

It is unclear whether loans and other forms of direct indebtedness are securities or offer securities law protections against fraud and misrepresentation.

SAI Comments

15.	Comment: Please revise “Investment Objectives and Policies—Credit Default Swaps” and “Investment Objectives and Policies—Leverage and Borrowing” pursuant to comment 3 above.

Response: As noted in response to comment 3, the Fund will not invest in CDS and has removed references to CDS from the Registration Statement.

16.	Comment: Please otherwise make conforming changes throughout the SAI in response to comments 1-6.

Response: The Fund has made the requested changes.

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Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt
Robert M. Schmidt

CC:	Thomas J. Fuccillo, Esq.
Craig Ruckman, Esq.
David C. Sullivan, Esq.
Jordan M. Marciello, Esq.